Bingham McCutchen LLP

One Federal Street

Boston, MA 02110

August 6, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Pioneer ILS Interval Fund

Registration Statement on Form N-2

Ladies and Gentlemen:

Electronically transmitted herewith for filing on behalf of Pioneer ILS Interval Fund (the “Fund”) is an initial registration statement on Form N-2 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, relating to an offering of common shares of the Fund.

Please call the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any questions relating to the filing.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz